Exhibit 99.1

NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES
2008 FIRST QUARTER RESULTS;
NEW DIRECTOR APPOINTED
FOR IMMEDIATE RELEASE: April 29, 2008
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) announces that it achieved net earnings of $16.4 million, or $0.16 per diluted weighted average share, for the first quarter of 2008, compared to net earnings of $17.6 million, or $0.17 per diluted weighted average share, for the first quarter of 2007. All dollar amounts are presented in United States dollars and, except as noted otherwise, all share and per share amounts reflect the three-for-one split of the Company’s common shares that occurred at the close of business on April 24, 2008.
Gross auction proceeds for the three months ended March 31, 2008 were $782 million, 12% higher than gross auction proceeds for the first quarter of 2007. Auction revenues increased 19% to $81.4 million for the quarter ended March 31, 2008 compared to the first quarter of 2007, and the Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.41% in 2008. Ongoing investments in the Company’s growth initiatives resulted in increased operating expenses during the first quarter of 2008, which led to a decrease in net earnings for the first quarter of 2008 compared to net earnings in the first quarter of 2007.
Ritchie Bros. conducted 32 unreserved industrial auctions and five unreserved agricultural auctions in nine countries throughout North America, Europe, the Middle East, and Australia during the quarter ended March 31, 2008. The Company set three regional gross auction proceeds records during the quarter, including the largest auction in the Company’s history, held in February 2008 at the Company’s permanent auction site in Orlando, Florida with gross auction proceeds of $190 million.
The Company had almost 60,000 bidder registrations at its unreserved industrial auctions in the first quarter of 2008, of which approximately 16,000 were successful buyers. In the first quarter of 2007, the Company had more than 55,000 bidder registrations, of which approximately 16,000 were buyers.
Ritchie Bros. worked with a large number of truck, equipment and other asset sellers in the first quarter of 2008, selling almost 49,000 lots from over 7,000 consignments. In the first quarter of 2007, Ritchie Bros. sold approximately 55,000 lots from over 6,000 consignments.
Although the Company’s auctions varied greatly in size over the 12 months ended March 31, 2008, the average Ritchie Bros. industrial auction attracted over 1,400 bidders who competed for more than 1,400 lots consigned by 194 consignors, generating average gross auction proceeds per industrial auction of $17.2 million (12 months ended March 31, 2007 — $15.3 million).
Almost $140 million worth of trucks, equipment, and real estate were sold using the Company’s rbauctionBid-Live internet bidding service during the first quarter of 2008. This is an increase of 15% over the online gross auction proceeds during the first quarter of 2007. More than 77,000 customers from 170 countries have now registered and received approval to use rbauctionBid-Live. Internet bidders represented approximately 28% of the total registered bidders at Ritchie Bros. industrial auctions for the three month period ended March 31, 2008, and they were the buyer or runner up bidder on 30% of the lots offered online at these auctions. The Company has now sold almost $1.9 billion of industrial and agricultural assets over the internet.

Peter Blake, the Company’s CEO, commented: “We are very pleased with the gross auction proceeds and auction revenue growth we accomplished during the first quarter. We continued to take steps to position our business for sustainable long-term earnings growth by hiring more great people, expanding our international network of auction sites and investing in process improvement initiatives, and this resulted in higher operating expenses in the first quarter of 2008. Our quarterly earnings have always been variable, which is why we believe it is important to focus on our annual results.”
Mr. Blake continued: “We still believe we are on track to deliver our planned 2008 earnings growth, which will continue to reflect results of our strategic efforts to grow our global business. We incurred higher personnel and other costs in the first quarter as part of our longer-term objective to grow our auction proceeds from $3 billion to $10 billion and beyond. As part of that of that objective, we continue to deliver unsurpassed value to our customers in the U.S. and other markets, particularly during these more challenging times. Our platform is more global now than it has ever been, in large part because of our ongoing investments in frontier markets, such as India, China and Eastern Europe. We believe these investments allow us to provide tremendous value for our customers and support our world wide growth initiative.”
The Company’s Board of Directors announces the appointment of James M. Micali as a director of the Company effective April 25, 2008. Mr. Micali is currently Chairman and President of Michelin North America, with responsibility for Michelin’s operations in North America. Mr. Micali has been with Michelin since 1977 and brings a wealth of experience managing major business functions, including strategic planning, sales and marketing, customer service, mergers and acquisitions, finance, legal, information systems, human resources and external relations. Mr. Micali is also a director of Sonoco (NYSE: SON) and SCANA Corporation (NYSE: SCG). Mr. Micali obtained his legal education from Boston College Law School and was admitted to the bars of Rhode Island and Massachusetts.
Mr. Blake added: “ We are thrilled to have someone of Jim’s caliber join our board — he brings a tremendous range of skills and experience that will be invaluable as we continue to pursue our growth objectives.”
Coincident with the appointment of Mr. Micali, the Company's Board of Directors increased the total number of directors of the Company from six to seven.
In addition, effective April 25, 2008, Robert S. Armstrong, formerly Chief Operating Officer and Chief Financial Officer, was appointed Chief Operating Officer of the Company and Robert A. McLeod, formerly Director, Global Accounting, was appointed Chief Financial Officer.
The Company’s Board of Directors also announces the declaration of a quarterly cash dividend of $0.08 per common share payable on payable on June 13, 2008 to shareholders of record on May 23, 2008.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating from over 110 locations in 27 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks, equipment and other assets used in the construction, transportation, mining, forestry, petroleum, materials handling, marine, real estate and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2008 first quarter financial results at 8:00am Pacific Time (11:00am Eastern Time) on April 29, 2008. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods and growth opportunities. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; our ability to attract and retain key employees, develop additional auction sites and successfully complete our process improvement initiatives and other systems upgrades; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations (USD thousands,	Three months	Three months
except share and per share amounts)	ended March 31,	ended March 31,
	2008	2007
	(unaudited)	(unaudited)

Gross auction proceeds	$781,969	$700,368

Auction revenues (1)	$81,394	$68,549
Direct expenses (1)	10,115	7,565

	71,279	60,984

Expenses
Depreciation and amortization	5,604	4,225
General and administrative	41,591	30,729

Earnings from operations	24,084	26,030

Other income (expense)
Interest expense	(370)	(326)
Interest income	1,285	1,307
Gain on disposition of capital assets	93	63
Other income	243	352

Earnings before income taxes	25,335	27,426

Income taxes	8,928	9,867

Net earnings	$16,407	$17,559

Net earnings per share (2)	$0.16	$0.17
Net earnings per share — diluted (2)	$0.16	$0.17

Weighted average shares outstanding (2)	104,555,118	104,038,170
Diluted weighted average shares outstanding (2)	105,752,985	105,421,074

(1)	Figures have been reclassified to conform with presentation adopted in the current period.

(2)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

Selected Balance Sheet Data (USD thousands)	March 31, 2008	December 31,
	(unaudited)	2007
Current assets	$403,817	$237,185
Current liabilities	343,672	178,978

Working capital	$60,145	$58,207

Total assets	850,569	672,887
Long-term debt	44,389	44,844
Total shareholders’ equity	448,859	435,116

Selected Operating Data (unaudited)	Three months	Three months
	ended March 31,	ended March 31,
	2008	2007
Auction revenues as percentage of gross auction proceeds	10.41%	9.79%
Number of consignments at industrial auctions	7,144	6,507
Number of bidders at industrial auctions	59,397	55,040
Number of buyers at industrial auctions	16,307	16,524
Number of permanent auction sites	29	27
Number of regional auction units	9	8

For further information, please contact:
Jeremy Black
Director, Business Development
Corporate Secretary
Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com